As filed with the Securities and Exchange Commission on May 26, 2004.

                                                           Registration No. 333-

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT

                        UNDER THE SECURITIES ACT OF 1933

                         WINTRUST FINANCIAL CORPORATION
             (Exact Name of Registrant as Specified in its Charter)



                                                      727 NORTH BANK LANE
                                                LAKE FOREST, ILLINOIS 60045-1951
                                                         (847) 615-4096
              ILLINOIS                (Address, Including Zip Code, and Telephone Number,          36-3873352
    (State or Other Jurisdiction         Including Area Code, of Registrant's Principal           (IRS Employer
 of Incorporation or Organization)                     Executive Offices)                    Identification Number)

                                DAVID A. DYKSTRA
           SENIOR EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER
                               727 NORTH BANK LANE
                        LAKE FOREST, ILLINOIS 60045-1951
                                 (847) 615-4096

            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

      The Commission is requested to send copies of all communications to:

                           JENNIFER DURHAM KING, ESQ.
                     VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
                            222 NORTH LASALLE STREET
                          CHICAGO, ILLINOIS 60601-1003
                                 (312) 609-7500

         Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.
/ /
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the
Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
         If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities
Act registration statement number of the earlier effective registration statement for the same offering. / /
         If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box. / /
                                 _______________

                         CALCULATION OF REGISTRATION FEE

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
=================================================================================================================================
                                                                                         Proposed Maximum
      Title of Each Class of          Amount to be     Proposed Maximum Offering        Aggregate Offering         Amount of
    Securities to be Registered       Registered(1)      Price Per Share (1)(2)              Price(1)           Registration Fee
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, without par value*        275,000                $45.86                    $12,611,500               $1,598
=================================================================================================================================

*       Including the preferred share purchase rights associated therewith.
(1) Includes 180,438 shares newly issued to the selling shareholders as part of the consideration paid by the Registrant in connection with two recent acquisitions and 94,562 shares that may be issued to the selling shareholders as part of contingent consideration that may become payable over the next five years depending on attainment of certain performance criteria.
(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c), based on the average of the high and low sale prices on May 20, 2004, as reported on the Nasdaq National Market, of $46.20 and $45.52, respectively.

                                 _______________

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   Subject to completion, dated May 26, 2004.

PROSPECTUS

                         WINTRUST FINANCIAL CORPORATION

                         275,000 SHARES OF COMMON STOCK


         Certain shareholders of Wintrust Financial Corporation are offering for sale from time to time up to 275,000 shares of our common stock under this prospectus. The selling shareholders may offer the shares:

         o        to or through one or more underwriters;

         o        directly to purchasers;

         o on the Nasdaq National Market in typical brokerage transactions;

         o        in negotiated transactions, or otherwise.

         The selling shareholders may sell the shares of common stock covered by this prospectus:

         o        at market prices prevailing at the time of sale;

         o        at prices related to the then-prevailing market price; or

         o        at negotiated prices.

         We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. No minimum purchase is required and no arrangement has been made to have funds received by the selling shareholders and/or any registered representatives placed in an escrow, trust or similar account or arrangement.

         Our common stock is traded on the Nasdaq National Market under the symbol "WTFC." On May 25, 2004, the closing price of our common stock as reported on Nasdaq was $47.95 per share.

         YOU SHOULD CONSIDER, AMONG OTHER THINGS, THE INFORMATION SET FORTH IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

         THE SHARES OF COMMON STOCK THAT ARE BEING OFFERED ARE NOT SAVINGS ACCOUNTS OR DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED OR GUARANTEED BY THE BANK INSURANCE FUND OR THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY GOVERNMENTAL AGENCY.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





               The date of this prospectus is ____________, 2004.

                                TABLE OF CONTENTS

                                                                            PAGE

Summary Information............................................................1
Risk Factors...................................................................6
Use of Proceeds...............................................................12
Price Range of Common Stock and Dividend Policy...............................12
Selling Shareholders..........................................................13
Plan of Distribution..........................................................15
Transfer Agent................................................................16
Legal Matters.................................................................16
Experts  .....................................................................16
Where You Can Find More Information...........................................16
Documents Incorporated by Reference...........................................17

                            ------------------------

         The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date. You should carefully consider the information provided in and incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We make certain forward-looking statements in this prospectus that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target" and similar expressions. These forward-looking statements include statements relating to:

         o        our goals, intentions and expectations;

         o        our business plans and growth strategies; and

         o        estimates of our risks and future costs and benefits.

         Forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in the "Risk Factors" section beginning on page 6.

         Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results indicated by forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statement, which speak only as of the date they were made. We may not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under the federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

                               SUMMARY INFORMATION

         This summary highlights information about Wintrust and our business and should be read in conjunction with the documents incorporated by reference into this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information that is included in the documents incorporated by reference, as well as the "Risk Factors" section of this prospectus beginning on page 6, before making a decision to invest in our common stock.

       This prospectus relates to the offer and sale from time to time by the selling shareholders named in this prospectus of up to 275,000 shares of common stock. We newly issued 180,438 of these shares on May 19, 2004 to the selling shareholders in connection with our acquisitions of SGB Corporation and Guardian Real Estate Services, Inc. As part of the acquisition of SGB Corporation, we paid $10.8 million in cash to the selling shareholders. We also agreed to pay additional consideration contingent upon the attainment of certain performance measures over the next five years. This prospectus covers up to 94,562 additional shares that we may issue to the selling shareholders if they become eligible to receive additional purchase price amounts. Because we were not required to register the issuance of shares in these transactions with the SEC, the selling shareholders have "restricted stock." We are registering the shares to enable the selling shareholders to resell the shares in the public market from time to time or on a delayed basis and to permit secondary trading of the shares after they are sold by the selling shareholders.

       All of the selling shareholders were the former owners of SGB Corporation and Guardian, and each of them is currently employed by us pursuant to employment agreements entered into in connection with the transaction.

ABOUT WINTRUST FINANCIAL CORPORATION

         We are a financial holding company headquartered in Lake Forest, Illinois, with total assets of approximately $5.0 billion at March 31, 2004. We currently operate ten community banks, all located in the Chicago metropolitan area, which provide community-oriented, personal and commercial banking services primarily to individuals and small to mid-size businesses through 40 banking facilities as of April 30, 2004. Each of our banks provides a full complement of commercial and consumer loan and deposit products and services. We provide wealth management services through our trust company, investment adviser and broker-dealer subsidiaries to customers primarily located in the Midwest, as well as to customers of our banks. In addition, we are involved in specialty lending through operating subsidiaries or divisions of certain of our banks. Our specialty lending niches include commercial insurance premium finance; accounts receivable financing and administrative services to the temporary staffing industry; and indirect auto lending in which we purchase loans through Chicago-area automobile dealerships.

COMMUNITY BANKING

         We have developed our community banking franchise through the formation of de novo banks, the opening of branch offices of the banks and acquisitions. Of our 10 banking subsidiaries, eight are de novo banks organized by us or our management team and two are banks we acquired within the past year that were started by others in 1995 and 2001. Our first bank was organized in December 1991, and in early April 2004, we opened our tenth bank subsidiary, Beverly Bank & Trust Company, N.A., on the southwest side of Chicago to service the Beverly Hills/Morgan Park communities as well as the surrounding communities of Evergreen Park and Merrionette Park. On May 10, 2004, we announced the signing of a definitive agreement to acquire Northview Financial Corporation, the parent company of Northview Bank and Trust, with locations in Northfield, Mundelein and Wheaton, Illinois. We expect this transaction to close late in the third quarter of 2004.

         We have grown from $1.1 billion in assets at December 31, 1997 to approximately $5.0 billion in assets at March 31, 2004. Our financial performance has been affected by costs associated with growing market share in deposits and loans, establishing and acquiring new banks and opening new branch facilities, and building an experienced management team. Our recent financial performance generally reflects the improved profitability of our operating subsidiaries as they mature, offset by the costs of establishing and acquiring new banks and opening new branch facilities. Our experience has been that it generally takes 13 to 24 months for new banks to first achieve operational profitability depending on the number and timing of branch facilities added.

WEALTH MANAGEMENT SERVICES

         We currently offer a full range of wealth management services through four separate subsidiaries, including trust and investment services, asset management and securities brokerage services marketed primarily under the Wayne Hummer name. We acquired the Wayne Hummer operations, based in the Chicago area, in February 2002. Wayne Hummer Investments, our broker-dealer subsidiary, has been in operation since 1931.

         Through Wayne Hummer Trust Company we offer trust and investment services to existing bank customers and are also targeting small to mid-size businesses and affluent individuals whose needs command the personalized attention offered by our experienced trust professionals. Assets under administration at the trust company were approximately $600.6 million at March 31, 2004.

         Through Wayne Hummer Investments, a registered broker-dealer, we provide a full range of private client and securities brokerage services to clients located primarily in the Midwest. Client assets at the brokerage firm were approximately $4.8 billion at March 31, 2004. Focused Investments, LLC, a broker-dealer and wholly-owned subsidiary of Wayne Hummer Investments, provides a full range of investment services to individuals through a network of relationships with community-based financial institutions primarily in Illinois.

         Through Wayne Hummer Asset Management Company, a registered investment adviser, we provide money management services and advisory services to individuals and institutional, municipal and tax-exempt organizations as well as three proprietary mutual funds, and also provides portfolio management and financial supervision for a wide range of pension and profit-sharing plans. At March 31, 2004, individual accounts managed by Wayne Hummer Asset Management Company totaled approximately $817.9 million, while the three managed mutual funds had approximately $188.0 million in total assets.

SPECIALTY LENDING

         We conduct our specialty lending businesses through indirect non-bank subsidiaries and divisions of our banks.

         Through First Insurance Funding, our most significant specialized lending niche, we make loans to businesses to finance the insurance premiums they pay on their commercial insurance policies. The loans are originated by First Insurance Funding working through independent medium and large insurance agents and brokers located throughout the United States. The insurance premiums we finance are primarily for commercial customers' purchases of liability, property and casualty and other commercial insurance. This lending involves relatively rapid turnover of the loan portfolio and high volume of loan originations. Because of the indirect nature of this lending and because the borrowers are located nationwide, this segment may be more susceptible to third party fraud. The majority of these loans are purchased by our banks in order to more fully utilize their lending capacity. These loans generally provide the banks higher yields than alternative investments. Since the second quarter of 1999, we have also been selling some of the loan originations to an unrelated third party with servicing retained. We sold approximately $90 million, or 13%, of the receivables generated during the first quarter of 2004. The purchasers of the loans have limited recourse rights against us if they suffer losses associated with the loans we sold.

         Through Tricom, Inc. we provide high-yielding, short-term accounts receivable financing and value-added, outsourced administrative services, such as data processing of payrolls, billing and cash management services to the temporary staffing industry. Tricom's clients, located throughout the United States, provide staffing services to businesses in diversified industries. During 2003, Tricom processed payrolls with associated client billings of approximately $305 million and contributed $7.8 million of revenues, net of interest expense, to us.

         We engage in other specialty lending through divisions of our banks, including indirect auto lending, medical and municipal equipment leasing, small aircraft lending, mortgage broker warehouse lending and loans to condominium, homeowner and community associations. These other specialty loans and leases together comprised approximately 9.1% of our loan and lease portfolio at March 31, 2004.

         We continue to pursue the development and/or acquisition of other specialty lending businesses that generate assets suitable for bank investment and/or secondary market sales. On May 19, 2004, we acquired SGB Corporation d/b/a WestAmerica Mortgage Company and WestAmerica's affiliate, Guardian Real Estate Services, Inc. WestAmerica engages primarily in the origination and purchase of residential mortgages for sale into the secondary market, and Guardian provides document preparation and other loan closing services to WestAmerica and its mortgage broker affiliates. We expect our acquisition of these firms will allow us to enhance the loan origination and document system and improve the mortgage product offerings of our banks, will further augment and diversify our revenue stream and will provide additional earning assets as well as further diversification of our earning asset base.

OPERATIONAL STRATEGY

         Since our first bank was opened in 1991, we have been committed to the same fundamental operational strategy, the key elements of which include the following:

         o MAINTAINING DECISION-MAKING AUTHORITY LOCALLY WITHIN EACH OF OUR OPERATING SUBSIDIARIES AND PROVIDING A HIGH LEVEL OF PERSONAL AND PROFESSIONAL SERVICE. Our community banking philosophy is driven by our emphasis on local independence and decision-making authority within each of our banks. While senior management of Wintrust provides expertise to each of our subsidiaries in the areas of capital planning, long-term strategic planning, marketing and advertising, financial management, investment and asset/liability management, and technology, the separate management teams of each of the banks, as well as First Insurance, Wayne Hummer Trust Company, Tricom, the Wayne Hummer Companies, WestAmerica and Guardian have full managerial responsibilities for customer service and the ongoing day-to-day operations of their respective organizations, subject to the oversight of our Board of Directors and the boards of our subsidiaries. Our operating subsidiaries enjoy the competitive advantages of being able to tailor products and services to meet the differing needs of the customers that they serve, to quickly make decisions affecting customers, and to participate actively in their communities.

         o EMPLOYING FEWER, BUT HIGHLY QUALIFIED AND PRODUCTIVE INDIVIDUALS AT RELATIVELY HIGH COMPENSATION RATES AND FOCUSING ON LOW NET OVERHEAD RATIOS. Key to our growth and profitability is our management's extensive experience in providing community banking and financial services, and retaining highly qualified managers is critical to our strategy. Our banks' presidents and chief executive officers were selected not only for their years of banking experience but also for their business development skills and their strong ties to the communities they serve. Although our management compensation levels may be relatively high, we believe our organizational structure allows us to continue to improve and maintain favorable net overhead ratios as the banks, First Insurance, Wayne Hummer Trust Company and Tricom mature.

         o MARKETING COMPETITIVE DEPOSIT AND LOAN PRODUCTS. Each of our banks has developed a strong customer base within its communities through the utilization of innovative community-oriented marketing programs. Our banks market their products aggressively through creative newspaper and other advertising, special promotions and frequently sponsored community events. While competitive pricing may create pressure on our net interest margin at times, to be more responsive to the needs of consumers in their specific markets, the banks have also introduced a variety of deposit and loan products to appeal to the unique needs of different types of bank customers, such as different age groups and other special segments of the target markets. Each of our banks has a large board of directors comprised of experienced business persons and other individuals prominent within their respective communities who assist the banking officers with business development.

         o PURSUING A NUMBER OF SPECIALTY LENDING NICHES. We currently finance loans in several different specialty lending niches to more fully utilize our lending capacity, to diversify our loan portfolio, and to enhance the profitability of our banks. In addition to premium finance loans originated by First Insurance, short-term accounts receivables financed by Tricom, and indirect auto loans, we also engage in mortgage warehouse lending, medical and municipal equipment leasing, homeowners and condominium association lending and small aircraft lending. Loans in our specialty lending niches tend to be higher yielding than other commercial and consumer loans in our banks' portfolios, but may involve greater credit risks than generally associated with loan portfolios of more traditional community banks due to marketability of the collateral or because we do not have direct customer relationships with the underlying borrowers.

         o        FOCUS ON GENERATING FEE INCOME TO AUGMENT NET INTEREST INCOME.
                  During 2003 and the first quarter of 2004, we generated fee income from a variety of sources including the origination and sale of mortgage loans, account service charges, trust, asset management and brokerage fees, premium income from selling covered call option contracts on fixed income securities we own, as well as gains on sales of premium finance receivables and securities. In addition, we earn administrative fees at Tricom related to its payroll processing business. Non-interest income as a percentage of net revenues was 38% for the years ended December 31, 2003 and 2002, and was 34% for the first three months of 2004.

GROWTH STRATEGY

         Key elements of our growth strategy include the following:

         o INTERNAL GROWTH OF OUR EXISTING BANKS. Due to our de novo strategy, we believe we have not yet realized the full deposit and asset generation potential in the communities now served by our existing banking facilities. We believe we can leverage our existing infrastructure to support additional business while maintaining a high level of personalized customer service and responsiveness. As consolidation and the trend toward nationwide franchises continue in the financial services industry, management expects that more individuals and small businesses will become disenchanted with the perceived lower level of service offered by the larger institutions, providing continuing market share opportunity for us. We may from time to time compete for deposits, particularly in our newer markets, with aggressive pricing, which may reduce our net interest margin. With management's focus on balancing further asset growth with earnings growth, our current strategy is to continue less aggressive deposit pricing at those banks with significant market share and more established customer bases.

         o EXPANDING INTO ATTRACTIVE MARKETS WITH LIMITED LOCAL BANKING COMPETITION. We plan to continue our geographic expansion by leveraging our existing banks and opening new branch facilities in nearby communities where management believes targeted customers would be attracted to a community banking alternative. We have plans to add seven new branches of our existing banks over the next 12 months. We also intend to continue the formation of additional de novo banks in attractive markets in and around the Chicago metropolitan area. We will continue to be impacted by start-up costs to the extent we undertake additional de novo bank and branch formations.

                  In addition, part of our strategy is to continue to pursue potential acquisitions of other community-oriented banks that are already operating in desirable markets in the greater Chicago metropolitan area not currently served by our existing banks. For example, we recently announced the signing of a definitive agreement to acquire Northview Financial Corporation, the parent company of Northview Bank and Trust. Acquisitions may have a short-term dilutive effect on earnings per share, although the pending acquisition of Northview is not expected to have any material impact on 2004 earnings per share.

         o AUGMENTING THE LOAN PORTFOLIO WITH OUR SPECIALTY LENDING NICHES TO ALLOW THE BANKS TO MORE FULLY UTILIZE THEIR LENDING CAPACITY AND ADDING RELATED FINANCIAL SERVICES BUSINESSES TO INCREASE FEE INCOME. Our specialty lending niches have enhanced the profitability of our community banks by optimizing their earning asset base and allowing them to diversify their loan portfolios. We plan to continue to build our sales staff at First Insurance to further increase loan volume in our premium finance business, seeking to increase our market penetration in selected geographic markets. We may pursue acquisitions or development of additional specialty lending businesses engaged in asset generation suitable for bank investment and/or secondary market sales. We may also pursue acquisitions or development of related financial services businesses to augment fee income, such as our recent acquisition of WestAmerica Mortgage Company and Guardian Real Estate Services, Inc. Management intends to continue to explore various commercial and consumer finance activities and to seek attractive potential acquisition candidates. Acquisitions could have a short-term dilutive effect on earnings per share.

         o GROWTH OF WEALTH MANAGEMENT SERVICES PROVIDED TO SMALL AND MID-SIZED BUSINESSES AND AFFLUENT INDIVIDUALS. As part of our strategy to build and grow our wealth management business, we are continuing to recruit talented brokers, cross-market our expanded base of brokerage and investment management products and services to our banking clients while offering trust services and estate planning products, as well as traditional banking services, to wealth management customers.

OFFICE LOCATION

         Our principal executive offices are located at 727 North Bank Lane, Lake Forest, Illinois 60045-1951, and our telephone number is (847) 615-4096.

                                  RISK FACTORS

         You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this prospectus, as well as the documents incorporated by reference in this prospectus.

DE NOVO OPERATIONS AND BRANCH OPENINGS IMPACT OUR PROFITABILITY.

         Our financial results have been and will continue to be impacted by our strategy of de novo bank formations and branch openings. We have employed this strategy to build an infrastructure that management believes can support additional internal growth in our banks' respective markets. We opened our eighth de novo bank in April 2004, and expect to undertake additional de novo bank formations or branch openings as we expand into additional communities in and around Chicago. Based on our experience, management believes that it generally takes from 13 to 24 months for new banks to first achieve operational profitability, depending on the number of branch facilities opened, the impact of organizational and overhead expenses, the start-up phase of generating deposits and the time lag typically involved in redeploying deposits into attractively priced loans and other higher yielding earning assets. However, it may take longer than expected or than the amount of time we have historically experienced for new banks and/or branch facilities to reach profitability, and there can be no guarantee that these new banks or branches will ever be profitable. To the extent we undertake additional de novo bank, branch and business formations, our level of reported net income, return on average equity and return on average assets will be impacted by start-up costs associated with such operations, and we are likely to continue to experience the effects of higher expenses relative to operating income from the new operations. These expenses may be higher than we expected or than our experience has shown.

WE COULD ENCOUNTER DIFFICULTIES OR UNEXPECTED DEVELOPMENTS RELATED TO OUR RECENT AND ANY FUTURE ACQUISITIONS.

         We recently completed our acquisition of WestAmerica and Guardian, and are currently in the process of integrating that business into our organization. While we expect this process will go smoothly, to the extent we experience any significant difficulties or challenges with this integration, our business may be adversely impacted.

         Our pending acquisition of Northview Financial is subject to bank regulatory approval as well as approval of Northview's shareholders. While we currently expect to close the transaction late in the third quarter of 2004, subject to receipt of these approvals, we may not be successful in completing the acquisition as planned if, for example, all of the closing conditions are not met. If we do complete the acquisition, we may be adversely impacted if we have difficulty integrating the bank into our organization or if the composition or quality of the bank's assets or liabilities that we acquire differ significantly from our expectations. In addition, our net income and earnings per share could be adversely impacted if we incur greater than anticipated costs associated with operating this bank, if we have difficulty retaining key personnel at the bank, or if we are unable to grow the business of the bank as contemplated.

         We plan to continue to pursue potential acquisitions of other community-oriented banks as well as additional specialty lending and related financial services businesses which could also present challenges relating to the integration of the operations of acquired businesses into our organization. To the extent acquisitions divert a significant amount of management time and attention, our business could be disrupted.

WE DEPEND ON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL; WE RELY HEAVILY ON OUR MANAGEMENT TEAM, AND THE UNEXPECTED LOSS OF KEY MANAGERS MAY ADVERSELY AFFECT OUR OPERATIONS.

         Our success to date has been influenced strongly by our ability to attract and to retain senior management experienced in banking and financial services. Retention of senior managers and appropriate succession planning will continue to be critical to the successful implementation of our strategies. We have entered into 72 employment contracts with our executive officers and certain senior officers who we consider to be key employees. It is also important as we grow to be able to attract and retain additional qualified senior and middle management. We maintain a limited number of key-man life insurance policies and maintain bank-owned life insurance policies on most of our executive and senior officers to offset liabilities under employment contracts. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results.

OUR ALLOWANCE FOR LOAN LOSSES MAY PROVE TO BE INSUFFICIENT TO ABSORB LOSSES THAT MAY OCCUR IN OUR LOAN PORTFOLIO.

         Our allowance for loan losses is established in consultation with management of our operating subsidiaries and is maintained at a level considered adequate by management to absorb loan and lease losses that are inherent in the portfolios. At March 31, 2004, our allowance for loan losses was 133.53% of total non-performing loans and 0.78% of total loans. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control, and such losses may exceed current estimates. Rapidly growing and de novo bank loan portfolios are, by their nature, unseasoned. As a result, estimating loan loss allowances for our newer banks is more difficult, and therefore the banks may be more susceptible to changes in loss estimates, and to losses exceeding estimates, than banks with more seasoned loan portfolios. Although management believes that the allowance for loan losses is adequate to absorb losses that may develop in our existing portfolios of loans and leases, there can be no assurance that the allowance will prove sufficient to cover actual loan or lease losses in the future.

OUR PREMIUM FINANCE BUSINESS INVOLVES UNIQUE OPERATIONAL RISKS AND COULD EXPOSE US TO SIGNIFICANT LOSSES.

         Of our total loans at March 31, 2004, 23%, or $783.7 million, were comprised of commercial insurance premium finance receivables that we generated through First Insurance. These loans, intended to enhance the average yield of earning assets of our banks, involve a different, and possibly higher, level of risk of delinquency or collection than generally associated with loan portfolios of more traditional community banks. First Insurance also faces unique operational and internal control challenges due to the relatively rapid turnover of the premium finance loan portfolio and high volume of new loan originations. The average term to maturity of these loans is less than 12 months, and the average loan size when originated is approximately $30,000.

         Because we conduct lending in this segment primarily through relationships with a large number of unaffiliated insurance agents and because the borrowers are located nationwide, risk management and general supervisory oversight may be more difficult than in our banks. We may also be more susceptible to third party fraud. Acts of fraud are difficult to detect and deter, and we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity. For example, in the third quarter of 2000, we recorded a non-recurring after-tax charge of $2.6 million in connection with a series of fraudulent loan transactions perpetrated against First Insurance by one independent insurance agency located in Florida. Although we have since enhanced our internal control system at First Insurance, we may continue to be exposed to the risk of significant loss in our premium finance business.

         Due to continued growth in origination volume of premium finance receivables, since the second quarter of 1999, we have been selling some of the loans First Insurance originates to an unrelated third party. We have recognized gains on the sales of the receivables, and the proceeds of sales have provided us with additional liquidity. Consistent with our strategy to be asset driven, we expect to pursue similar sales of premium finance receivables in the future; however, we cannot assure you that there will continue to be a market for sale of these loans and the extent of our future sales of these loans will depend on the level of new volume growth in relation to our capacity to retain the loans within our subsidiary banks' loan portfolios. Because we have a recourse obligation to the purchaser of premium finance loans that we sell, we could incur losses in connection with the loans sold if collections on the underlying loans prove to be insufficient to repay to the purchaser the principal amount of the loans sold plus interest at the negotiated buy-rate and if the collection shortfall on the loans sold exceeds our estimate of losses at the time of sale.

OUR STRATEGY OF PURSUING SPECIALTY LENDING NICHES MAY EXPOSE US TO CREDIT RISKS THAT ARE UNIQUE FOR A COMMUNITY BANKING ORGANIZATION OF OUR SIZE.

         At March 31, 2004, 32.4% of our total loan portfolio consisted of loans we make in what we consider to be specialty lending niches. In addition to our premium finance loans, we engage in indirect auto lending, accounts receivable financing, mortgage broker warehouse lending, loans to condominium, homeowner and community associations, and to a much lesser extent, medical and municipal equipment leasing and small aircraft lending.

         Our portfolio of automobile loans are originated indirectly through unaffiliated automobile dealers located throughout the Chicago metropolitan area. At March 31, 2004, our indirect auto loans were $177.6 million and comprised approximately 5% of our loan portfolio. Because we are lending through third-party originators, our indirect auto portfolio may be relatively riskier than direct consumer lending. Also, because the indirect auto loan industry is highly competitive, the cost of collection and repossession of the underlying collateral may significantly reduce the profitability of this portfolio, particularly in a recessionary environment.

         Through Tricom we finance payrolls of companies engaged in the temporary staffing business. At March 31, 2004, these finance receivables totaled of $23.1 million and represented approximately 1% of our loan portfolio. The principal source of repayments on the loans we make in this niche are payments to our borrowers from their customers who are located throughout the United States. While we employ lockboxes and other cash management techniques to protect our interests, to the extent third parties fail to pay or fraudulently engage in the conversion of funds through misuse or nonuse of the lockbox or the creation of ghost payrolls, we may suffer losses.

         Our lease financing niche may involve a higher degree of credit risk than mortgage or consumer lending due primarily to the potential for relatively rapid depreciation of medical equipment and other assets securing leases. Similarly, in the event of a default of loans originated in our aircraft lending program, the marketability of the collateral may make it more difficult to convert this collateral to cash, especially in an adverse economic environment. In our condominium and homeowner association lending niche, we may face difficulties in securing repayment from our association borrowers to the extent they are unable to collect assessments from their members, and we may suffer losses if we are unable to enforce liens against homeowner properties.

OUR WEALTH MANAGEMENT BUSINESSES ARE VULNERABLE TO FLUCTUATIONS IN THE TRADING VOLUME AND PRICE LEVELS OF SECURITIES; WE FACE STRONG COMPETITION FOR NEW BROKERS WE SEEK TO HIRE.

         The results of our wealth management subsidiaries depend heavily on conditions in the financial markets and on economic conditions generally, both domestically and abroad. Because currently a significant portion of our revenue in these businesses is derived from commissions, margin interest revenue and principal transactions, further declines in stock prices, trading volumes or liquidity could result in the failure of buyers and sellers of securities to fulfill their settlement obligations, and in the failure of our brokerage clients to fulfill their credit obligations, which could adversely affect our profitability.

         The success of the strategy we are pursuing to grow our wealth management business is largely dependent on our ability to identify, hire and retain talented securities brokers with investment services experience. We face strong competition for qualified brokers, and many potential candidates are subject to restrictive covenants with existing employers. If we are unable to significantly increase the size of our investment services sales force as planned, we may have difficulty attracting new accounts and increasing assets under management and may be unable to improve the profitability of this segment of our business.

WE MAY BE ADVERSELY AFFECTED BY INTEREST RATE CHANGES.

         Our interest income and interest expense are affected by general economic conditions and by the policies of regulatory authorities, including the monetary policies of the Federal Reserve. Changes in interest rates may influence the growth rate of loans and deposits, the quality of the loan portfolio, loan and deposit pricing, the volume of loan originations in our mortgage banking business and the value that we can recognize on the sale of mortgage loans in the secondary market. We expect the success of WestAmerica, our newly acquired mortgage banking business, in selling loans into the secondary market at a gain will be impacted during periods of rising interest rates. While we have taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that such measures will be effective in avoiding undue interest rate risk. If market interest rates should move contrary to our "gap" position on interest earning assets and interest bearing liabilities, the "gap" will work against us and our net interest income may be negatively affected.

         The success of our covered call option program, which we have used in effect to hedge our interest rate risk, may also be affected by changes in interest rates. With the decline in interest rates over the last three years to historically low levels, we have been able to augment the total return of our investment securities portfolio by selling call options on fixed-income securities we own. We recorded fee income of $7.9 million during 2003 compared to $6.0 million in 2002, from premiums earned on these covered call option transactions. During the first quarter of 2004, we recorded fee income of $2.2 million on these transactions. In a rising interest rate environment, particularly if the yield curve remains steep, the amount of premium income we earn on these transactions will likely decline. Our opportunities to sell covered call options may be limited in the future if rates continue to rise.

OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO COMPETE EFFECTIVELY IN THE HIGHLY COMPETITIVE BANKING INDUSTRY.

         The financial services business is highly competitive, and we encounter strong direct competition for deposits, loans and other financial services in all of our market areas. In recent years, several major bank holding companies have entered or expanded into the Chicago metropolitan market, and are pursuing aggressive branching initiatives in the area. Generally, these financial institutions are significantly larger than we are and have greater access to capital and other resources. Our ability to compete effectively in the marketplace is also dependent on our ability to adapt successfully to technological changes within the banking and financial services industries.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY THE HIGHLY REGULATED ENVIRONMENT IN WHICH WE OPERATE.

         We are subject to extensive federal and state legislation, regulation and supervision. The burden of regulatory compliance has increased under current legislation and banking regulations and is likely to continue to have or may have a significant impact on the financial services industry. Recent legislative and regulatory changes, as well as changes in regulatory enforcement policies and capital adequacy guidelines, are increasing our costs of doing business and, as a result, may create an advantage for our competitors who may not be subject to similar legislative and regulatory requirements. In addition, future regulatory changes, including changes to regulatory capital requirements, could have an adverse impact on our future results. Self regulatory organizations, such as the New York Stock Exchange and the National Association of Securities Dealers, require our securities brokerage subsidiaries to comply with extensive rules and regulations, and we could be adversely affected by applicable changes in these regulations.

SINCE OUR BUSINESS IS CONCENTRATED IN THE CHICAGO METROPOLITAN AREA, A DOWNTURN IN THE CHICAGO ECONOMY MAY ADVERSELY AFFECT OUR BUSINESS.

         Currently, our lending and deposit gathering activities are concentrated primarily in the greater Chicago metropolitan area. Our success depends on the general economic condition of Chicago and its surrounding areas. Declining economic conditions could reduce our growth rate, impair our ability to collect loans, and generally affect our financial condition and results of operations.

THERE IS FLUCTUATION IN THE TRADING MARKET FOR OUR COMMON STOCK; YOU MAY NOT BE ABLE TO RESELL SHARES AT OR ABOVE THE PRICE YOU PAY FOR THEM.

         The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, economic and market conditions for financial services companies and the stock market in general, as well as changes in investor perceptions of our company.

         Our common stock is traded on the Nasdaq National Market under the symbol "WTFC". The maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond our control or the control of any market maker, and there can be no assurance that you will be able to resell shares at or above the price you pay for them. A number of shares of our common stock are covered by resale registration statements in addition to the shares offered hereby. We estimate that there are currently up to approximately 800,000 of those shares outstanding that have not yet been resold. These remaining shares may be freely sold from time to time in the market. The market price of our common stock could drop significantly if shareholders sell or are perceived by the market as intending to sell large blocks of our shares. In addition, we have plans to issue up to a maximum of approximately 625,000 shares in our pending acquisition of Northview Financial, expected to close late in the third quarter of 2004, the majority of which will be freely tradeable when issued.

OUR SHAREHOLDER RIGHTS PLAN AND PROVISIONS IN OUR ARTICLES OF INCORPORATION AND OUR BY-LAWS MAY DELAY OR PREVENT AN ACQUISITION OF US BY A THIRD PARTY.

         Our board of directors has implemented a shareholder rights plan. The rights, which are attached to our shares and trade together with our common stock, have certain anti-takeover effects. The plan may discourage or make it more difficult for another party to complete a merger or tender offer for our shares without negotiating with our board of directors or to launch a proxy contest or to acquire control of a larger block of our shares. If triggered, the rights will cause substantial dilution to a person or group that attempts to acquire us without approval of our board of directors, and under certain circumstances, the rights beneficially owned by the person or group may become void. The plan also may have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers whether or not such transactions are favored by incumbent directors and key management. In addition, our executive officers may be more likely to retain their positions with us as a result of the plan, even if their removal would be beneficial to shareholders generally.

         Our articles of incorporation and our by-laws contain provisions, including a staggered board provision, that make it more difficult for a third party to gain control or acquire us without the consent of our board of directors. These provisions also could discourage proxy contests and may make it more difficult for dissident shareholders to elect representatives as directors and take other corporate actions.

         These provisions of our governing documents may have the effect of delaying, deferring or preventing a transaction or a change in control that might be in the best interest of our shareholders.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholders. We expect to incur expenses in connection with this offering in the amount of approximately $30,000 for registration, legal, accounting and miscellaneous fees and expenses. We will not pay for expenses such as commissions and discounts of brokers, dealers or agents or the fees and expenses of counsel, if any, for the selling shareholders. See "Selling Shareholders" and "Plan of Distribution."

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         Our common stock is traded on the Nasdaq National Market under the symbol "WTFC". The following table sets forth the high and low sales prices reported on the Nasdaq National Market for our common stock for the periods indicated and the semi-annual dividends paid by us during such periods. The following information gives effect to a 3-for-2 stock split effective as of March 14, 2002.


                                             HIGH              LOW           DIVIDEND
                                             ----              ---           --------
2004
----
First Quarter.......................         $50.10           $45.61           $0.100
Second Quarter (through May 25,
   2004)............................          50.44            41.85              --

2003
----
First Quarter.......................         $33.65           $27.19           $0.08
Second Quarter......................          32.40            27.74              --
Third Quarter.......................          38.89            29.30            0.08
Fourth Quarter......................          46.85            37.64              --

2002
----
First Quarter.......................         $22.99           $18.33           $0.06
Second Quarter......................          34.58            22.22              --
Third Quarter.......................          36.00            26.54            0.06
Fourth Quarter......................          32.66            25.45              --

         As of May 25, 2004, there were 1,335 shareholders of record of our common stock.

DIVIDEND POLICY

         In January 2000, our board of directors approved the payment of our first semi-annual cash dividend on our common stock. We have continued to pay a semi-annual cash dividend since that time. The final determination of timing, amount and payment of dividends on our common stock is at the discretion of our board of directors and will depend upon our profitability, financial condition, capital requirements and other relevant factors, including the restrictions described below. We continue to target an earnings retention ratio of approximately 90% to support our continued growth.

         Because the principal source of our income at the holding company level is dividends from our banks, our ability to pay dividends on common stock in the future may be largely dependent on the banks' ability to pay dividends to us. Any payment of dividends by the banks is subject to certain restrictions imposed by federal and state banking laws and regulations.

         Our ability to pay cash dividends on our common stock is also subject to statutory restrictions and restrictions arising under the terms of our outstanding and any future debt securities and trust preferred securities. The terms of such securities generally restrict payment of dividends on common stock until required payments and distributions are made on those securities and may impose additional restrictions in the future. Under applicable corporate law, we are permitted to pay dividends only to the extent of our shareholders' equity. Federal regulation of bank holding companies may also impose restrictions on the ability of a bank holding company to pay dividends.

                              SELLING SHAREHOLDERS

         This prospectus relates to the offer and sale from time to time by the selling shareholders named in this prospectus of up to 275,000 shares of common stock. We newly issued 180,438 of these shares to the selling shareholders on May 19, 2004 in connection with our acquisition of SGB Corporation and Guardian from them. As part of the acquisition of SGB, we paid $10.8 million in cash to the selling shareholders.

         In connection with the acquisition of both companies, we also agreed to pay additional consideration contingent upon the attainment of certain performance measures over the next five years. In each case, this additional consideration is payable in cash unless, in the case of our acquisition of Guardian, the payment of any portion of such payments would cause the merger not to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, in which case the balance of the cash payments due will be paid through the issuance of shares. Accordingly, this prospectus also covers up to a total of 94,562 additional shares that may be issuable to the selling shareholders if they are eligible to receive these additional purchase price amounts.

         The three selling shareholders were the former owners of SGB Corporation and Guardian, who together received all of the merger consideration we paid in the two transactions. We have agreed to continue to employ each of them as executive officers of SGB Corporation pursuant to the terms of employment agreements entered into with them in connection with the transaction.

         Because the issuance of the shares in each of the transactions was not registered with the SEC, the selling shareholders have "restricted stock." We are registering the shares to enable the selling shareholders to resell the shares in the public market from time to time or on a delayed basis and to permit secondary trading of the shares after they are sold by the selling shareholders. We are paying for the registration of such securities but will not pay for the fees, commissions, and other similar expenses, if any, of the selling shareholders, their attorneys or other representatives, as a result of the sale of such securities by the selling shareholders. See "Use of Proceeds" and "Plan of Distribution."

         The following table sets forth, to the best of our knowledge, information concerning the selling shareholders, the number of shares to be offered and sold by the selling shareholders and the amount of common stock that will be owned by the selling shareholders following the offering (assuming the sale of all the shares of common stock being offered hereby).


                               NUMBER OF
                              SHARES OWNED                            NUMBER OF SHARES      PERCENTAGE OF SHARES
                                PRIOR TO        NUMBER OF SHARES     TO BE OWNED AFTER       TO BE OWNED AFTER
   SELLING SHAREHOLDER          OFFERING        TO BE OFFERED(1)          OFFERING                OFFERING
   -------------------          --------        ----------------     -----------------      --------------------
Laurence J. Bryar......           60,146               60,146               --                       *
Richard P. George......           60,146               60,146               --                       *
Robert J. Santostefano.           60,146               60,146               --                       *
                                 -------              -------             ------                   -----
   Total...............          180,438              180,438               --                       *
                                 =======              =======             ======                   =====

------------------
*       Less than 1%
(1) Excludes an aggregate of 94,562 additional shares also covered by this prospectus, up to all of which may be issued to the selling shareholders in certain circumstances if they are eligible to receive additional purchase price amounts that are contingent upon the financial performance of Guardian over the next five years. If any such additional shares are issued by us, the selling shareholders may offer and sell them pursuant hereto in addition to the shares shown in the table above.

                              PLAN OF DISTRIBUTION

         The common stock offered by this prospectus may be offered and sold from time to time by the selling shareholders. As used in this prospectus, "selling shareholders" includes those individuals or entities who may have had shares of common stock given to them as a gift by a named selling shareholder after the date of this prospectus and any individuals or entities who may have shares of common stock pledged to them as collateral by a named selling shareholder after the date of this prospectus. If we are notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed naming any donee or pledgee offering the shares before such a sale is permissible under this prospectus.

         The shares of common stock covered by this prospectus may be sold, from time to time, by the selling shareholders in one or more types of transactions (which may include block transactions) on Nasdaq, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares of common stock, through short sales of shares of common stock, or a combination of such methods of sale, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares of common stock may be sold by one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal in order to facilitate the transaction; (b) a purchase by a broker or dealer as principal, and the resale by such broker or dealer for its account pursuant to this prospectus, including resale to another broker or dealer; or (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. Thus, the period of distribution of these shares of common stock may occur over an extended period of time.

         The selling shareholders may effect such transactions by selling the shares of common stock directly to purchasers or to or through a broker or dealer, who may act as an agent or principal. Such broker or dealer may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares of common stock for whom such broker or dealer may act as agent or to whom he sells as principal, or both (which compensation as to a particular broker or dealer might be in excess of customary commissions). We know of no existing agreements, understandings or arrangements between any selling shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock. In offering the securities, the selling shareholders and any broker-dealers and any other participating broker-dealers who execute sales for the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with such sales, and any profits realized by the selling shareholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

         The selling shareholders will not pay any of the proceeds from the sale of the shares of common stock to us. We expect to incur expenses in connection with this offering in the amount of approximately $30,000 for registration, legal, accounting and miscellaneous fees and expenses. The selling shareholders will be solely responsible for commissions and discounts of brokers, dealers or agents, other selling expenses and the fees and expenses of their own counsel, if any, none of which will be borne by us.

         Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold by the selling shareholders under Rule 144 rather than pursuant to this prospectus.

         We have informed the selling shareholders that while they are selling the securities, they (1) are required to comply with Regulation M under the Securities Exchange Act of 1934 (as described in more detail below), (2) may not engage in any stabilization activity, except as permitted under the Exchange Act, (3) are required to furnish each broker-dealer (who may offer this common stock) copies of this prospectus, and (4) may not bid for or purchase any securities of Wintrust or attempt to induce any person to purchase any such securities except as permitted under the Exchange Act.

         Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

                                 TRANSFER AGENT

         The transfer agent for our common stock is Illinois Stock Transfer Company, 209 West Jackson Boulevard, Suite 903, Chicago, Illinois 60606.

                                  LEGAL MATTERS

         Certain legal matters relating to the common stock offered by this prospectus have been passed upon for us by Vedder, Price, Kaufman & Kammholz, P.C., Chicago, Illinois.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         This prospectus is a part of a Registration Statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available on our web site at http://www.wintrust.com, and at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

                       DOCUMENTS INCORPORATED BY REFERENCE

         We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

         Some information contained in this prospectus updates and supersedes the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

         o our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 15, 2004 (File No. 0-21923);

         o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 10, 2004 (File No. 0-21923);

         o our Current Report on Form 8-K filed with the SEC on January 21, 2004 (File No. 0-21923);

         o our Current Report on Form 8-K filed with the SEC on April 20, 2004 (File No. 0-21923);

         o our Current Report on Form 8-K filed with the SEC on May 5, 2004 (File No. 0-21923);

         o our Current Report on Form 8-K filed with the SEC on May 11, 2004 (File No. 0-21923);

         o our Current Report on Form 8-K filed with the SEC on May 20, 2004 (File No. 0-21923); and

         o the descriptions of (a) our Common Stock contained in our Registration Statement on Form 8-A dated January 3, 1997 (File No. 0-21923), and (b) the associated preferred share purchase rights contained in our Registration Statement on Form 8-A dated August 28, 1998 (File No. 0-21923).

         We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the shares offered by this prospectus are sold.

         You may request, either orally or in writing, and we will provide, a copy of these filings at no cost by contacting David A. Dykstra, our Chief Operating Officer, at the following address and phone number:

         Wintrust Financial Corporation
         727 North Bank Lane
         Lake Forest, Illinois 60045-1951
         (847) 615-4096

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered. All of such expenses will be paid by Wintrust. All of the amounts shown are estimates, except for the SEC registration fee. We do not expect our expenses in connection with this offering to exceed $30,000.

SEC registration fee..................       $ 1,598
Accounting fees and expenses..........         5,000
Legal fees............................        15,000
Miscellaneous.........................         8,402
                                             -------
    Total.............................       $30,000
                                             =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         In accordance with the Illinois Business Corporation Act (being Chapter 805, Act 5 of the Illinois Compiled Statutes), Articles Eight and Nine of the Registrant's Certificate of Incorporation provide as follows:

         ARTICLE EIGHT: No director of the corporation shall be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director except for liability (a) for any breach of the director's duty of loyalty to the corporation or its shareholders, (b) for acts or omissions not in good faith or that involve intentional misconduct of a knowing violation of law, (c) under Section 8.65 of the BCA, as the same exists or hereafter may be amended, or (d) for any transaction from which the director derived an improper personal benefit.

         ARTICLE NINE, PARAGRAPH 1: The corporation shall indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liabilities and expenses reasonably incurred or paid by such person in connection with such action, suit or proceeding. The corporation may indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liabilities and expenses reasonably incurred or paid by such person in connection with such action, suit or proceeding. The words "liabilities" and "expenses" shall include, without limitation: liabilities, losses, damages, judgments, fines, penalties, amounts paid in settlement, expenses, attorneys' fees and costs. Expenses incurred in defending a civil, criminal, administrative, investigative or other action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding in accordance with the provisions of Section
8.75 of the BCA.

         The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which any person indemnified may be entitled under any statute, by-law, agreement, vote of shareholders, or disinterested directors or otherwise, both as to action in his official capacity and as to action in any other capacity while holding such office, and shall continue as to a person who has ceased to be such director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

         PARAGRAPH 2: The corporation may purchase and maintain insurance on behalf of any person referred to in the preceding paragraph against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this Article or otherwise.

         PARAGRAPH 3: For purposes of this Article, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

         PARAGRAPH 4: The provisions of this Article shall be deemed to be a contract between the corporation and each director or officer who serves in any such capacity at any time while this Article and the relevant provisions of the BCA, or other applicable law, if any, are in effect, and any repeal or modification of any such law or of this Article shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

         PARAGRAPH 5: For purposes of this Article, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of the corporation.

         Section 6.3 of the Registrant's By-laws provides as follows:

         SECTION 6.3. MANDATORY INDEMNIFICATION. To the extent that a director, officer, employee or agent of a corporation, or any subsidiary or subsidiaries, as the case may be, has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 6.1 and 6.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

         The Illinois Business Corporation Act provides for indemnification of officers, directors, employees and agents as follows:

         5/8.75 INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE. (a) A corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, that the person had reasonable cause to believe that his or her conduct was unlawful.

         (b) A corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, provided that no indemnification shall be made with respect to any claim, issue, or matter as to which such person has been adjudged to have been liable to the corporation, unless, and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

         (c) To the extent that a present or former director, officer or employee of a corporation has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsections (a) and
(b), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation.

         (d) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsections (a) or (b). Such determination shall be made with respect to a person who is a director or officer at the time of the determination: (1) by the majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of the directors designated by a majority vote of the directors, even though less than a quorum,
(3) if there are no such directors, or if the directors so direct, by independent legal counsel in a written opinion, or (4) by the shareholders.

         (e) Expenses (including attorney's fees) incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this Section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid on such terms and conditions, if any, as the corporation deems appropriate.

         (f) The indemnification and advancement of expenses provided by or granted under the other subsections of this Section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

         (g) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of this Section.

         (h) If a corporation indemnifies or advances expenses to a director or officer under subsection (b) of this Section, the corporation shall report the indemnification or advance in writing to the shareholders with or before the notice of the next shareholders meeting.

         (i) For purposes of this Section, references to "the corporation" shall include, in addition to the surviving corporation, any merging corporation (including any corporation having merged with a merging corporation) absorbed in a merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors, officers, and employees or agents, so that any person who was a director, officer, employee or agent of such merging corporation, or was serving at the request of such merging corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the surviving corporation as such person would have with respect to such merging corporation if its separate existence had continued.

         (j) For purposes of this Section, reference to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries. A person who acted in good faith and in a manner he or she reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interest of the corporation" as referred to in this Section.

         (k) The indemnification and advancement of expenses provided by or granted under this Section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of that person.

         (l) The changes to this Section made by this amendatory Act of the 92nd General Assembly apply only to actions commenced on or after the effective date of this amendatory Act of the 92nd General Assembly. (Last amended by P.A. 92-0033, L. '01, eff. 7-1-01.)

         Wintrust has purchased $30 million of insurance policies which insure Wintrust's directors and officers against liability which they may incur as a result of actions taken in such capacities. In addition, Wintrust maintains fiduciary liability coverage up to a $5 million limit and trust errors and omissions coverage up to a limit of $15 million.

ITEM 16.  EXHIBITS

3.1 Amended and Restated Articles of Incorporation of Wintrust Financial Corporation (incorporated by reference to Exhibit 3.1 of the Company's Form S-1 Registration Statement (No. 333-18699) filed with the Securities and Exchange Commission on December 24, 1996).

3.2 Statement of Resolution Establishing Series of Junior Serial Preferred Stock A of Wintrust Financial Corporation (incorporated by reference to
         Exhibit 3.2 of the Company's Form 10-K for the year ended December 31,
         1998).

3.3 Amended and Restated By-laws of Wintrust Financial Corporation (incorporated by reference to Exhibit 3.3 of the Company's Form 10-Q for the quarter ended March 31, 2003).

4.1 Rights Agreement between Wintrust Financial Corporation and Illinois Stock Transfer Company, as Rights Agent, dated July 28, 1998 (incorporated by reference to Exhibit 4.1 of the Company's Form 8-A Registration Statement (No. 000-21923) filed with the Securities and Exchange Commission on August 28, 1998).

4.2 Certain instruments defining the rights of holders of long-term debt of Wintrust and certain of its subsidiaries, none of which authorize a total amount of indebtedness in excess of 10% of the total assets of Wintrust and its subsidiaries on a consolidated basis, have not been filed as Exhibits. Wintrust hereby agrees to furnish a copy of any of these agreements to the Commission upon request.

5.1      Opinion of Vedder, Price, Kaufman & Kammholz, P.C. regarding legality.*

23.1     Consent of Ernst & Young LLP.*

23.2 Consent of Vedder, Price, Kaufman & Kammholz, P.C. (included in opinion filed as Exhibit 5.1).

24.1 Power of Attorney (set forth on signature page to this Registration Statement).


------------------
*       Filed herewith.

ITEM 17.  UNDERTAKINGS

         (a)      We hereby undertake:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) to include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933;

                           (ii) to reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (iii) to include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, State of Illinois, on this 26th day of May, 2004.

                           WINTRUST FINANCIAL CORPORATION

                           By:    /s/ David A. Dykstra
                              --------------------------------------------------
                              David A. Dykstra
                              Senior Executive Vice President and
                              Chief Operating Officer

         We, the undersigned directors of Wintrust Financial Corporation, and each of us, do hereby constitute and appoint each and any of Edward J. Wehmer and David A. Dykstra, our true and lawful attorneys and agents, with full power of substitution and resubstitution, to do any and all acts and things in our name and behalf in any and all capacities and to execute any and all instruments for us in our names in any and all capacities, which attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and any other registration statements related to the offering that is the subject of this registration statement filed pursuant to Rule 462; and we do hereby ratify and confirm all that said attorney and agent, or his substitute, shall do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 26th day of May, 2004 in the capacities indicated.

             SIGNATURE                              TITLE
             ---------                              -----

/s/  Edward J. Wehmer                      President, Chief Executive
----------------------------------            Officer and Director
     Edward J. Wehmer

/s/  David L. Stoehr                      Executive Vice President and
----------------------------------           Chief Financial Officer
     David L. Stoehr                (Principal Financial and Accounting Officer)

/s/  John S. Lillard                         Chairman and Director
----------------------------------
     John S. Lillard

/s/  Peter D. Crist                                   Director
----------------------------------
     Peter D. Crist

/s/  Bruce K. Crowther                                Director
----------------------------------
     Bruce K. Crowther

/s/  Bert A. Getz, Jr.                                Director
----------------------------------
     Bert A. Getz, Jr.

             SIGNATURE                              TITLE
             ---------                              -----

/s/  Philip W. Hummer                                 Director
----------------------------------
     Philip W. Hummer

/s/  James B. McCarthy                                Director
----------------------------------
     James B. McCarthy

/s/  Marguerite Savard McKenna
----------------------------------                    Director
     Marguerite Savard McKenna

/s/  Albin F. Moschner                                Director
----------------------------------
     Albin F. Moschner

/s/  Thomas J. Neis                                   Director
----------------------------------
     Thomas J. Neis

/s/  Hollis W. Rademacher                             Director
----------------------------------
     Hollis W. Rademacher

/s/ J. Christopher Reyes                              Director
----------------------------------
    J. Christopher Reyes

/s/ John J. Schornack                                 Director
----------------------------------
    John J. Schornack

/s/  Ingrid S. Stafford                               Director
----------------------------------
     Ingrid S. Stafford

                                  EXHIBIT INDEX

3.1 Amended and Restated Articles of Incorporation of Wintrust Financial Corporation (incorporated by reference to Exhibit 3.1 of the Company's Form S-1 Registration Statement (No. 333-18699) filed with the Securities and Exchange Commission on December 24, 1996).

3.2 Statement of Resolution Establishing Series of Junior Serial Preferred Stock A of Wintrust Financial Corporation (incorporated by reference to
         Exhibit 3.2 of the Company's Form 10-K for the year ended December 31,
         1998).

3.3 Amended and Restated By-laws of Wintrust Financial Corporation (incorporated by reference to Exhibit 3.3 of the Company's Form 10-Q for the quarter ended March 31, 2003).

4.1 Rights Agreement between Wintrust Financial Corporation and Illinois Stock Transfer Company, as Rights Agent, dated July 28, 1998 (incorporated by reference to Exhibit 4.1 of the Company's Form 8-A Registration Statement (No. 000-21923) filed with the Securities and Exchange Commission on August 28, 1998).

4.2 Certain instruments defining the rights of holders of long-term debt of Wintrust and certain of its subsidiaries, none of which authorize a total amount of indebtedness in excess of 10% of the total assets of Wintrust and its subsidiaries on a consolidated basis, have not been filed as Exhibits. Wintrust hereby agrees to furnish a copy of any of these agreements to the Commission upon request.

5.1      Opinion of Vedder, Price, Kaufman & Kammholz, P.C. regarding legality.*

23.1     Consent of Ernst & Young LLP.*

23.2 Consent of Vedder, Price, Kaufman & Kammholz, P.C. (included in opinion filed as Exhibit 5.1).

24.1 Power of Attorney (set forth on signature page to this Registration Statement).


------------------
*       Filed herewith.